UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Scott’s Liquid Gold-Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

810202101

(CUSIP Number)

DANIEL J. ROLLER

MARAN CAPITAL MANAGEMENT, LLC

250 Fillmore Street, Suite 150

Denver, CO 80206

SEBASTIAN ALSHEIMER, ESQ.

WILSON SONSINI GOODRICH & ROSATI

1301 Avenue of the Americas

New York, New York 10019

(212) 999-5800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Maran Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,510,083
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,510,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,510,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Maran Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,510,083
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,510,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,510,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%
14	TYPE OF REPORTING PERSON IA, OO

1	NAME OF REPORTING PERSONS Maran SPV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 840,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 840,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Maran SPV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 840,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 840,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Maran Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,350,083
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,350,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,350,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON IA, OO

1	NAME OF REPORTING PERSONS Daniel J. Roller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER 4,350,083
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER 4,350,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,450,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON IN, HC

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

The principal business address of each of the Reporting Persons is 250 Fillmore Street, Suite 150, Denver, Colorado 80206.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities purchased by each of Maran Partners LP and Maran SPV were purchased with working capital in open market purchases as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 3,510,083 shares of Common Stock directly owned by Maran Partners LP is approximately $1,836,171, including brokerage commissions. The aggregate purchase price of the 840,000 shares of Common Stock directly owned by Maran SPV is approximately $1,391,460, including brokerage commissions. No part of the purchase price represents borrowed funds.

The 100,000 shares of Common Stock beneficially owned by Mr. Roller represent shares of Common Stock that were granted to Mr. Roller by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 12, 2023, Maran Partners LP entered into a Common Stock Transfer Agreement (the “Agreement”) with Mark Goldstein and the other sellers listed (the “Sellers”) on the signature page to the Agreement, pursuant to which the Sellers agreed to sell all the 2,730,013 shares of Common Stock collectively beneficially owned by the Sellers to Maran Partners LP, subject to the terms and conditions of the Agreement. The Agreement closed on June 12, 2023 and the purchase of the shares of Common Stock reported herein was undertaken pursuant to the Agreement. Maran Partners LP purchased the 2,730,013 shares of Common Stock for $0.33 per share for total consideration of $900,904.29.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 12,797,423 shares outstanding, as of May 7, 2023, which is the total number of shares outstanding as reported in the Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2023.

A.	Maran Partners LP

(a)	As of the date hereof, Maran Partners LP directly owned 3,510,083 shares of Common Stock.

Percentage: Approximately 27.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,510,083
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,510,083

(c)	The transactions of Maran Partners LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Maran Partners GP

(a)	Maran Partners GP, as the general partner of Maran Partners LP, may be deemed to beneficially own the 3,510,083 shares of Common Stock owned directly by Maran Partners LP.

Percentage: Approximately 27.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,510,083
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,510,083

(c)	Maran Partners GP has not entered into any transactions in the Common Stock during the past sixty days.

C.	Maran SPV

(a)	As of the date hereof, Maran SPV directly owned 840,000 shares of Common Stock.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 840,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 840,000

(c)	Maran SPV has not entered into any transactions in the Common Stock during the past sixty days.

D.	Maran SPV GP

(a)	Maran SPV GP, as the general partner of Maran SPV, may be deemed to beneficially own the 840,000 shares of Common Stock owned directly by Maran SPV.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 840,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 840,000

(c)	Maran SPV GP has not entered into any transactions in the Common Stock during the past sixty days.

E.	Maran Capital Management

(a)	Maran Capital Management, as the investment manager of Maran Partners LP and Maran SPV, may be deemed to beneficially own the (i) 3,510,083 shares of Common Stock owned directly by Maran Partners LP and (ii) 840,000 shares of Common Stock owned directly by Maran SPV.

Percentage: Approximately 33.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,350,083
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,350,083

(c)	Maran Capital Management has not entered into any transactions in the Common Stock during the past sixty days.

F.	Daniel J. Roller

(a)	Mr. Roller directly beneficially owns 100,000 shares of Common Stock. Mr. Roller, as the sole managing member of each of Maran Capital Management, Maran Partners GP and Maran SPV GP, may be deemed to beneficially own the (i) 3,510,083 shares of Common Stock owned directly by Maran Partners LP and (ii) 840,000 shares of Common Stock owned directly by Maran SPV.

Percentage: Approximately 34.8%

(b)	1. Sole power to vote or direct vote: 100,000
2. Shared power to vote or direct vote: 4,350,083
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 4,350,083

(c)	Other than a certain award granted to Mr. Roller by the Issuer in connection with his service on the Board, which is set forth in Schedule A and is incorporated herein by reference, Mr. Roller has not entered into any transactions in the Common Stock during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Corporation that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 12, 2023, Maran Partners LP and the Sellers entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Common Stock Transfer Agreement by and among Maran Partners Fund, LP and Mark Goldstein, Barbara A. Goldstein and the Goldstein Family Partnership, dated June 12, 2023.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2023

MARAN PARTNERS FUND, LP

By:	Maran Partners GP, LLC, its general partner

By:	/s/ Daniel J. Roller
Name:	Daniel J. Roller
Title:	Managing Member

MARAN PARTNERS GP, LLC

By:	/s/ Daniel J. Roller
Name:	Daniel J. Roller
Title:	Managing Member

MARAN SPV, LP

By:	Maran SPV GP, LLC, its general partner

By:	/s/ Daniel J. Roller
Name:	Daniel J. Roller
Title:	Managing Member

MARAN SPV GP, LLC

By:	/s/ Daniel J. Roller
Name:	Daniel J. Roller
Title:	Managing Member

MARAN CAPITAL MANAGEMENT, LLC

By:	/s/ Daniel J. Roller
Name:	Daniel J. Roller
Title:	Managing Member

/s/ Daniel J. Roller
DANIEL J. ROLLER

SCHEDULE A

Transactions in the Common Stock During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

MARAN PARTNERS FUND, LP

Purchase of Common Stock	212,448	—[1]	06/12/2023
Purchase of Common Stock	26,390	—[2]	06/12/2023
Purchase of Common Stock	2,126,473	—[3]	06/12/2023
Purchase of Common Stock	278,032	—[4]	06/12/2023
Purchase of Common Stock	28,890	—[5]	06/12/2023
Purchase of Common Stock	28,890	—[6]	06/12/2023
Purchase of Common Stock	28,890	—[7]	06/12/2023

DANIEL J. ROLLER

Receipt of Common Stock	100,000	0[8]	05/11/2023

1 Represents the purchase of shares of Common Stock from the Sellers, made pursuant to the Agreement referenced in Item 4 above, for an aggregate purchase price of $70,107.84.

2 Represents the purchase of shares of Common Stock from the Sellers, made pursuant to the Agreement referenced in Item 4 above, for an aggregate purchase price of $8,708.70.

3 Represents the purchase of shares of Common Stock from the Sellers, made pursuant to the Agreement referenced in Item 4 above, for an aggregate purchase price of $701,736.09.

4 Represents the purchase of shares of Common Stock from the Sellers, made pursuant to the Agreement referenced in Item 4 above, for an aggregate purchase price of $91,750.56.

5 Represents the purchase of shares of Common Stock from the Sellers, made pursuant to the Agreement referenced in Item 4 above, for an aggregate purchase price of $9,533.70.

6 Represents the purchase of shares of Common Stock from the Sellers, made pursuant to the Agreement referenced in Item 4 above, for an aggregate purchase price of $9,533.70.

7 Represents the purchase of shares of Common Stock from the Sellers, made pursuant to the Agreement referenced in Item 4 above, for an aggregate purchase price of $9,533.70.

8 Restricted stock award vested on the grant date.